SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about a

resolution issued by the IFT”

Mexico City, Mexico, November 6, 2024 - América Móvil S.A.B. de C.V. (“AMX”) [BMV: AMX, NYSE: AMX] informs that on this date it has received a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) related to its third “biennial” evaluation of the asymmetrical regulations imposed on March 2014 to Radiomóvil Dipsa, S.A. de C.V. (Telcel), Teléfonos de México, S.A.B. de C.V. (Telmex), and Teléfonos del Noroeste, S.A. de C.V. (Telnor), entities that are part of the denominated “preponderant economic agent” (agente económico preponderante) in the telecommunications sector, as well as to Red Nacional Última Milla, S.A.P.I. de C.V. (Red Nacional) and Red Última Milla del Noroeste, S.A.P.I. de C.V. (Red Noroeste).

The IFT resolution does not consider the profound changes in the Mexican telecommunications sector after more than ten years from the imposition of the asymmetric regulations and it is not supported by an integral evaluation of the competition that exists in each of the telecommunications markets of the sector. The asymmetrical measures obey to requests made by competitors that are not committed with the development of the Mexican telecommunications sector and that want to maintain IFT’s regulatory subsidies and privileges in order to substitute the productive investments necessary to compete effectively.

We will challenge the resolution in accordance with applicable law.

The resolution determines to modify and add new asymmetrical regulations, for mobile and fixed services, mainly consisting of the following:

A.	Mobile Measures.

(i)	National Roaming: Continue with the provision of wholesale national roaming services during a 5-year period, exclusively in those geographic areas where requesting operators do not have infrastructure or do not provide mobile services. The service will be provided at rates to be negotiated amongst the operators, unless an agreement cannot be reached in which case the IFT will determine the applicable rates.

(ii)	End Users: (a) Provide all handsets un-locked; (b) the establishment of fixed or minimum terms in the telecommunications services agreements is forbidden (prohibition not applicable to so-called “corporate clients”); and (c) conditioning or linking the granting of bonuses, discounts or benefits, in a crossed or linked manner, between the handset purchase agreement and the telecommunications services agreement is forbidden.

(iii)	Distribution Channels: (a) Distribution agreements for the commercialization of telecommunication services, handsets, SIM cards and prepaid airtime, to be entered with the main third-party distributors, shall include certain obligations and restrictions; and (b) provide the IFT, periodically, with certain information related with such distribution agreements.

(iv)	Public Tenders: Provide to the IFT, periodically, certain information related to awarded public tenders with a contract amount above a threshold to be defined by the IFT.

B.	Fixed Measures.

(i)	Services with characteristics that differ from those in the Reference Terms: Upon request by an operator, wholesale services may be negotiated with terms different from those in the reference terms (ofertas públicas de referencia), as well as additional works, that shall be made available to the other operators on non-discriminatory basis.

(ii)	Rates for sharing of passive infrastructure: Rates applicable to the access and shared use of towers and/or sites will be freely determined and will be part of the reference terms (oferta pública de referencia) that the IFT will approve.

(iii)	Dedicated-Links: The obligation to provide new Time Division Multiplexing (TDM) dedicated-links to be eliminated on January 1, 2025.

(iv)	Electronic Management System: During a 2-year period, maintain available, for its review and download, all information generated and uploaded into the electronic management system used for the provision of wholesale services (Sistema Electrónico de Gestión), including logs.

(v)	Public Tenders: Provide to the IFT, periodically, certain information related to awarded public tenders with a contract amount above the threshold to be defined by the IFT.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 6, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact